Two Seaport Lane Suite 300 Boston, MA 02210-2028 (617) 946-4800 Fax (617) 946-4801 www.seyfarth.com
Facsimile Transmission Date: March 1,2006 RECIPIENT COMPANY PHONE NO.FAX NO. S. Thomas Kluck II Division of Corporation (202)551-3233 (202)772-9206 Finance Mike Karney Division of Corporation (202) 551-3847 (202)772-9206 Finance
FROM: Mark A. Katzoff PHONE: (617)946-4887 RE: India Globalization Capital REPLY FAX NO.; (617) 946-4801 File No. 333-124942
File No: 88905-000001 Number of Pages, Including Cover: 16
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MESSAGE:
Per our call today, attached are additional changed pages to the S-l for India Globalization Capital reflecting your comments and some other minor revisions. When you have reviewed them, please give either me or Stan Jutkowitz a call. Thank you.
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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATEDJ MARCH , 2006
PRELIMINARY PROSPECTUS
$58,980,000
India Globalization Capital, Inc.
9,830,000 Units
India Globalization Capital, Inc. is a blank check company recently formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more operating businesses with primary operations in India.
This is an initial public offering of our securities. Each unit that we are offering consists of:
· one share of our common stock; and
· two warrants.
The units are being offered at a price of $6.00 per unit.
Each warrant entitles the holder to purchase one share of pur common stock at a price of $5.00. Each warrant will become exercisable on the later of our completion of a business combination or , 2007 [one year from the date of this prospectus], and will expire on , 2011 [five years from the date of this prospectus], or earlier upon redemption.
We have granted the underwriters a 45-day option to purchase up to 1,474,500 additional units solely to cover over-
allotments, if any (over and above the 9,830,000 units referred to above). The over-allotment will be used only to cover the net syndicate short position resulting from the initial distribution. We have also agreed to sell to Ferris, Baker Watts, Inc., the representative of the underwriters, for $100, an option to purchase up to a total of 500,000 units at $7.50 per unit (125% of the price of the units sold in the offering). The units issuable upon exercise of this option are identical to those offered by this prospectus, except that each of the warrants underlying such units entitles the holder to purchase one share of our common stock at a price of $6.25 (125% of the exercise price of the warrants included in the units said in the offering). The purchase option and its underlying securities have been registered under the registration statement of which this prospectus forms a part,
Our officers and directors have agreed to purchase un aggregate of 170,000 units at a price of $6.00 per unit ($1,020,000 in the aggregate) in a private placemen! that will occur immediately prior to this offering. Such units will be identical to the units in this offering. These individuals will not have any right to any liquidation distributions with respect to the shares included in such private placement units in the event we fail to consummate a business combination. The shares comprising such units may not be sold, assigned or transferred until we consummate a business combination. Such individuals have further agreed to waive their right to any liquidation distributions with respect to such shares in the event we fail to consummate a business combination.
There is presently no public market for our units, common stock or warrants. We have applied to have our units listed on the
American Stock Exchange under the symbol IGC.U, subject to official notice of feting. Once the securities comprising the units begin separate trading, the common stock and warrants will also be listed On the American Stock Exchange under the symbols
IGC and IGC.WS, respectively. We cannot assure you, however, that any of such securities will be or continue to be listed on the
American Stock Exchange, In the event that the securities are not listed on the American Stock Exchange, we anticipate that the units will be quoted on the OTC Bulletin Board but we cannot assure you that our securities will be so quoted or, if quoted, will continue to be quoted.
Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Underwriting
Public Offering Discount and Proceeds, Before
Price Commission(l) Expenses, to Us
Per unit $6.00 $.48 $5.52
Total .. $58,980,000 $4,758,400 $54,261,600 ‘
0) Includes a non-accountable expense allowance in the amount of 3% of the gross proceeds, or $.!& per unit (Si,769,400 in total), payable to Ferris, Baker Watts, Inc., the representative of the underwriters. Ferris, Baker Watts, Inc. has agreed to deposit 3% of the gross proceeds attributable to the non-accountable expense allowance {$,18 per Unit) into the trust account until the earlier of the completion of a business combination or the liquidation of the trust account. They have further agreed to forfeit any rights to or claims against such proceeds unless we successfully complete a business combination.
Of the proceeds of this offering, $57,210,600 (approximately $5.82 per unit) will be deposited into a trust account at United
Bank Inc. maintained by Continental Stock Transfer & Trust Company acting as trustee. This amount includes up to Si,769,400
(SO. 18 per unit) which win be paid to the underwriters if a business combination is consummated, but which will be forfeited by the underwriters if a business combination is not consummated. This amount also includes the net proceeds from the 170,000 units being purchased in a private placement immediately prior to this offering by our officers and directors or their nominees, which they have agreed to forfeit if a business combination is not consummated. This amount also includes loans from our
___founders in the aggregate amount of $870,000 which will be repaid from the interest accrued on the amount in escrow, but will not be repaid from the principal in escrow. As a result, our public stockholders will receive $5.82 per unit (97% of the initial purchase price of the units) (plus residual interest earned but net of $i ,855,000 ($2,150,000 if the over-allotment option is exercised in full) in working capital and taxes payable) in the event of a liquidation of our company prior to consummation of a business combination.
We arc offering the units for sale on a firm-commitment basis, Ferris, Baker Watts, Inc., acting as representative of the underwriters, expects to deliver our securities to investors in the offering on or about , 2006.
Ferris, Baker Watts Ladenburg Thalmann & Co. Inc.
Incorporated
FirstAlbanFCapital Merriman Curhan Ford & Co.
SQCIETE GENERALE — The date of this Prospectus is, 2006

Summary Financial Data
The following table summarizes the relevant financial data for our business and should be read in conjunction with our financial statements, and the related notes and schedules thereto, which are included in this prospectus. To date, our efforts have been limited to organizational activities so only balance sheet data is presented.
December 31, 2005 — Actual As Adjusted(l) —— — Balance Sheet Data:
Working capital (deficiency) ..................................... $(762,218) $ 54,460,68] Total assets ..................................................... 762,463 55,441,200^ Total liabilities ................................................ 767,982 98Q,5L9_ Value of common stock that may be converted to cash[3] .. — i 1,274,360^ Stockholders’ equity (deficiency) ................................ $(5,519) 43,1.8e,321_
(1) Excludes the $100 purchase price of the purchase option payable by Ferris, Baker Watts, Inc.
(2) jl the business combination is approved and completed, public stockholders who voted against the combination will be entitled to redeem their stock for approximately $5.82 per share, which amount represents approximately $5.64 per share representing the net proceeds of the offering and the private placement deposited in the trust account and the proceeds of $870.000 made by the founders and an additional $105,000 in deferred expenses from vendors which free being deposited in the trust account, and $0.18 per share representing the underwriters’ non-accountable expense allowance which the underwriters nave agreed to deposit into the trust account and to forfeit to pay redeeming stockholders, without taking into account interest earned on the trust account.
The working capital excludes $756,699 of costs related to this offering and the private placement which were paid or accrued prior to December 31, 2005, These deferred offering costs have been recorded as a long-term asset and are reclassified against stockholders’ equity in the “as adjusted” column.
The “as adjusted” information gives effect to the sale of the units in this offering and the private placement, including the application of the estimated gross proceeds and the payment of the estimated remaining costs from such sale.
The working capital (as adjusted) and total assets (as adjusted) amounts will be available to us only upon the consummation of a business combination within the time period described in this prospectus. If a business combination is not so consummated, we will be dissolved and the proceeds held in the trust account will be distributed solely to our public stockholders.
We will not proceed with a business combination if public stockholders owning 20% or more of the shares sold in this offering and the private placement vote against the business combination and then subsequently exercise their conversion rights. Accordingly, if public shareholders owning a majority of the shares sold in this offering approve a business combination, we may effect that business combination even if public stockholders owning up to approximately 19.99% of the shares sold in this offering and the private placement exercise their conversion rights. If this occurs, we would be required to convert to cash up to approximately 19.99% of the 10,000,000 shares of common stock sold in this offering and the private placement, or 1,999,000 shares of common stock, at an initial per-share conversion price of approximately $5.82, without taking into account interest earned on the trust account. The actual per-share conversion price will be equal to the amount deposited in the trust account, including all accrued interest, through the record date for the determination of stockholders entitled to vote on the proposed business combination.

RISK FACTORS
An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained In this prospectus, before making a decision to invest in our securities. If any of the following risks occur, our business and financial conditions may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Additional risks not currently known to its, or that we deem immaterial, may also harm us or affect your investment. We make various statements in this section which constitute “forward-looking statements”. See “Forward-Looking Statements.”
Risks associated with our business
We are a development stage company with no operating history and, accordingly, you will have no basis upon which to evaluate our ability to achieve our business objective.
We are a recently incorporated development stage company with no operating results 10 date. Therefore, our ability to begin operations is dependent upon obtaining financing through the public offering of our securities. Because we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective, which is to acquire one or more operating businesses with primary operations in India. We have not conducted any discussions and we have no plans, arrangements or understandings with any prospective acquisition candidates. We will not generate any revenues (other than interest income on the proceeds of this offering) until, at the earliest, after the consummation of a business combination. We cannot assure you as to when or if a business combination will occur.
We may not be able to consummate a business combination within the required time frame, in which case, we would be forced to liquidate.
We must complete a business combination with a fair market value of at least 80% of our net assels (excluding any fees and expenses held in the trust account for the benefit of Ferris, Baker Watts, Inc.) at the time of acquisition within 18 months after the consummation of this offering (or within 24 months after the consummation of this offering if a letter of intent, agreement in principle or a definitive agreement has been executed within 18 months after the consummation of this offering and the business combination relating thereto has not yet been consummated within such 18-month period). If we fail to consummate a business combination within the required time frame, we will be forced to liquidate our assets. We may not be able to find suitable target businesses within She required time frame. In addition, our negotiating position and our ability to conduct adequate due diligence on any potential target may be reduced as we approach the deadline for the consummation of a business combination. We do not have any specific merger, capital stock exchange, asset acquisition or other similar business combination under consideration and have not had any discussions, formal or otherwise, with respect to such a transaction.
We may be able to extend the time frame for consummating a business combination thus extending the timing of a potential liquidation, or reduce the percentage of stockholders electing their conversion rights, either or both of which would prevent us from consummating a business combination,
Our Articles of Incorporation contain provisions requiring us to liquidate if we do not Consummate a business combination with one or more operating businesses with its or their primary operations in India having collectively, a fair market value of at least 80% of our net assets at the time of such acquisition within the required time frame and provisions that we will only consummate a business combination if fewer than 20% of the public stockholders exercise their conversion rights. The Articles further provide that these provisions cannot be amended until the consummation of a business combination. As there is no express authority in Maryland statutes or case law that permits an absolute prohibition against amendments of the Articles, the provisions purporting to prohibit amendments may not be enforceable under Maryland law. However, we view the provisions prohibiting amendments as an obligation running from us to our stockholders and do not intend to seek to amend these provisions.

RIDER 10-1
Under Maryland law, the requirements and restrictions relating to this offering contained in our amended and restated articles of incorporation may be amended, which could reduce or eliminate the protection afforded to our stockholders by such requirements and restrictions.
Our amended and restated articles of incorporation set forth certain requirements and restrictions relating to this offering that shall apply to us until the consummation of a business combination. Specifically, our amended and restated articles of incorporation provides, among other things, that;
· prior to the consummation of our initial business combination, we shall submit such business combination to our stockholders for approval;
· we may consummate our initial business combination if: (i) approved by a majority of the shares of common stock voted by the public stockholders, and (ii) public stockholders owning less than 20% of the shares purchased by the public stockholders in this offering exercise their conversion rights;
· if our initial business combination is approved and consummated, public stockholders who voted against the business combination and exercised their conversion rights will receive their pro rata share of the trust account;
· if a business combination is not consummated or a letter of intent, an agreement in principle or a definitive agreement is not signed within the time periods specified in this prospectus, then we will be dissolved and distribute to all of our public stockholders their pro rata share of the trust account; and
· we may not consummate any other merger, capital stock exchange, stock purchase, asset acquisition or similar transaction other than a business combination that meets the conditions specified in this prospectus, including the requirement that our initial business combination be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least 80% of our net assets at the time of such business combination.
Our amended and restated articles of incorporation prohibits the amendment of the above-described provisions, However, the validity of provisions prohibiting amendment of the articles of incorporation under Maryland law has not been settled. A court could conclude that the prohibition on amendment violates the stockholders’ implicit rights to amend the corporate charter. In that case, the above-described provisions would be amendable and any such amendment could reduce or eliminate the protection afforded to our stockholders. However, we view the foregoing provisions as obligations to our stockholders, and we will not take any actions to waive or amend any of these provisions requirement only if oar board is not able So independently determine that the target businesses have a sufficient fair market value or if a conflict of interest exists with respect to such determination, such as the target business being affiliated with one or more of our officers or directors We will not be required to obtain an opinion from an investment banking firm as to the fair market value if our board of directors independently determines that the target business has sufficient fair market value or if no such conflict exists.
We have substantial discretion as to how to spend the proceeds in this offering which art outside of the trust.
Our management has broad discretion as to how to spend the proceeds in this offering which are held outside of the trust account and may spend these proceeds in ways with which our stockholders may not agree. If we choose to invest some of the proceeds held outside of the trust account, we cannot predict that investment of the proceeds will yield a favorable return, if any.
Because of our limited resources and the significant competition for business combination opportunities, we may not be able to consummate an attractive business combination. ‘
We expect to encounter intense competition from other entities having a business objective similar to ours, including venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors, While we believe that there are numerous potential target businesses that we could acquire with the net proceeds of this offering and the private placement, together with additional financing if available, our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Further:
· our obligation to seek stockholder approval of a business combination may delay the consummation of a transaction;
· our obligation to convert into cash the shares of common stock in certain instances may reduce the resources available for a business combination; and
· our outstanding warrants and the purchase option granted to Ferris, Baker Watts, Inc., and the future dilution they potentially represent, may not be viewed favorably by certain target businesses.
In addition, because our business combination may entail the contemporaneous acquisition of several operating businesses and may be with different sellers, we will need to convince such severs to agree that the purchase of their businesses is contingent upon the simultaneous closings of the other acquisitions.
Any of these obligations may place us at a competitive disadvantage in successfully negotiating a business combination.
Because there are numerous companies with a business plan similar to oars seeking to effectuate a business combination, it may be more difficult for us to do so.
Since August 2003, based upon publicly available information, approximately 40 similarly structured blank check companies have completed initial public offerings. Of these companies, only four companies have consummated a business combination, while seven other companies have announced that they have entered into a definitive agreement for a business combination, but have not consummated such business combination. Accordingly, there are approximately 29 blank check companies with approximately $1.8 billion in trust that are seeking to carry out a business plan similar to our business plan. While, like us, some of those companies have specific industries that they must complete a business combination in, a number of them may consummate a business combination in any industry they choose. We may therefore be subject to competition from these and other companies seeking to consummate a business plan similar to ours, which will, as a result, increase demand for privately .held companies to combine with companies structured similarly

RIDER 16-1
or with Ferris, Baker Watts, Inc. or SG Americas Securities, LLC and their respective affiliates approximately $3.319 trillion. Below is a table illustrating GDP, as measured in terms of PPP, of the top eight economies and their growth rates.
GDP as measured Growth rate in terms of PPP (2004 estimate) (2004 estimate) — — | | U.S $ 11.75 trillion 4.4% China $ 7.262 trillion 9.1% Japan $ 3.745 trillion 2.9% India $ 3.319 trillion 6.2% Germany $ 2.362 trillion 1.7% U.K. $ 1.782 trillion 3.2% France $ 1.737 trillion 2.1% Italy $ 1.609 trillion 1.3%
Source; World Factbook published by the United States Central Intelligence Agency in 2004.
A commitment to stability and economic reforms. According to Mega Ace Consultancy, an India-based think tank studying the Indian economy, since mid-1991, the Indian government has committed itself to implementing an economic structural reform program with the objective of liberalizing India’s exchange and trade policies, reducing the fiscal deficit, controlling inflation, promoting a sound monetary policy, reforming the financial sector, and placing greater reliance on market mechanisms to direct economic activity. Mega Ace’s principals include a former economic advisor to the Central Bank — Reserve Bank of India and a former CEO of the Bombay Stock Exchange. Mega Ace’s projects include serving as chief consultant to an agency looking to promote investment in France among Indian investors and serving as a south-Asian consultant to a project devoted to forming links between small and medium sized enterprises in the UK and Europe with companies based in South Asia. According to Mega Ace Consultancy, a significant component of the program is She promotion of foreign investment in key areas of the economy and the further development of, and the relaxation of restrictions in, the private sector. As a result, we believe the regulatory environment has become more favorable. There are already a number of industry sectors that have been deregulated, including, but not limited to, telecommunications, drug and Pharmaceuticals, banking and insurance, airports and airlines and mining and petroleum whereby foreign investors may own and control Indian companies and profits may be reinvested in India or repatriated to the U.S. or to other foreign countries.
Identification of Industry Sectors
While we are not limited to the sectors outlined below, we believe that there are two broad areas: (1) Business Process Outsourcing and Information Technology and (2) Infrastructure, that are illustrative of the opportunities that we may consider. We believe that some industry sectors are fragmented and preset it a greaser opportunity for a capitalized entity to consolidate a number of the best middle tier companies in India. Our strategy in each of the se sectors (as well as others we may consider) is to identify potential “market sector leaders” which we think will grow at a substantially faster rate than the overall economy, The two broad illustrative areas are as follows:
Business Process Outsourcing and Information Technology: Business Process Outsourcing or BPO typically refers to the act of transferring business processes to an outside provider in order to achieve cost savings while improving service quality. BPO extends beyond typical information technology outsourcing. A BPO service provider may take on a specific corporate function like customer service and/or help desk, or more complex and knowledge-based functions, such as human resources, accounting and finance, research and development, and monitoring of networks. A BPO service provider may also assume the responsibility for re-engineering and introducing best practices into processes that are outsourced, In this way, BPO is fast emerging as not just a cost saving mechanism, but a powerful strategic management tool in achieving business objectives. We believe that India has a well educated, English speaking middle class and a low wage base that will

RIDER 35-1
We believe that there will be more investment opportunities at more attractive valuations with respect to companies that are not yet ready to access the Indian stock market. Given the requirement that the initial target businesses that we acquire must have a fair market value equal to at least 80% of our net assets, the amount of proceeds we receive from the offering will allow us to consider acquiring companies which have fair market values far below the fair market value generally required to support an initial public offering in the Indian capital markets.

• degree of current or potential market acceptance of the products, processes or services;
· proprietary features and degree of intellectual property or other protection of the products, processes or services;
· regulatory environment of the industry and the Indian government’s policy towards the sector; and
· costs associated with effecting the business combination.
These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination with one or more operating businesses will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business combination consistent with our business objective. In evaluating prospective target businesses, we intend to conduct an extensive due diligence review that will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial and other information that will be made available to us.
We will endeavor to structure a business combination so as to achieve the most favorable tax treatment to the target businesses, their stockholders, as well as our own stockholders and us. We cannot assure you, however, that the Internal Revenue Service or appropriate state tax or foreign tax authority will agree with our tax treatment of the business combination.
The time and costs required to select and evaluate target businesses and to structure and complete the business combination cannot presently be ascertained with any degree of certainty, Any costs incurred with respect to the identification and evaluation of prospective target businesses with which a business combination is not ultimately completed will result in a loss to us and reduce the amount of capital available to otherwise complete a business combination. However, other than IGN, LLC, we will not, and no other person or entity will, pay any finders or consulting fees to our existing directors, officers, stockholders or special advisors, or any of their respective affiliates, for services rendered to or in connection with a business combination. In addition, we will not make any other payment to them out of the proceeds of this offering (or the funds held in trust) other than reimbursement for any out-of-pocket expenses they incur in conducting due diligence, the payments to IGN, LLC for administrative services and the repayment of an aggregate of $870,000 in loans issued by Mr. Mukunda and Dr. Krishna to us.
Fair market value of target businesses
The initial target businesses that we acquire must have a fair market value equal to at least 80% of our net assets (excluding any fees and expenses held in the trust account for the benefit of Ferris, Baker Watts, Inc.) at the time of such acquisition, although we may acquire a target business whose fair market value significantly exceeds 80% of our net assets. To this end, we may seek to raise additional funds through the sale of our securities or through loan arrangements if additional funds are required to consummate such a business combination, although we have not engaged or retained, had any discussions with, or entered into any agreements with, any third party regarding any such potential financing transactions. If we were to seek additional funds, any such arrangement would only be consummated simultaneously with our consummation of a business combination. The fair market value of such businesses will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value. If our board is not able to independently determine that the target businesses have a sufficient fair market value or if a conflict of interest exists with respect to such determination, including, but not limited to the fact that the target is affiliated with one or more of our officers or directors or with Fems, Baker Watts Incorporated or SG Americas Securities, LLC and their respective affiliates, we will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of the NASD with respect to the satisfaction of such criteria. However, we will not be required to obtain an opinion from an investment banking firm as to the fair market value if our board of directors independently determines that the target businesses have suffcient fair market value or if no such conflict exists.

If we were to expend none of the net proceeds of this offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the initial per-share liquidation price would he approximately $5.82 or approximately $.18 less than the per-unit offering price of $6.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors that could be prior to the claims of our public stockholders. We cannot assure you that the actual per-share liquidation price will not be less than approximately $5,82, plus interest, due so claims of creditors. The officers and directors of the Company have agreed pursuant to an agreement with us and Ferris, Baker Watts, Inc. that, if we liquidate prior to the consummation of a business combination, they will be personally liable under certain circumstances to ensure that the proceeds of the trust account are not reduced by the claims of vendors or other entities that are owed money by us for services rendered or products sold to us in excess of the net proceeds of this offering not held in the trust account. We cannot assure you, however, that the officers and directors of the Company will be able to satisfy those obligations.
If we enter into either a letter of intent, an agreement in principle or a definitive agreement to complete a business combination prior to the expiration of 18 months after the consummation of this offering, but are unable to complete the business combination within the 18-month period, then we will have an additional six months in which to complete the business combination contemplated by the letter of intent, agreement in principle or definitive agreement. If we are unable to do so by the expiration of the 24-month period from the consummation of this offering, we will then liquidate. The trustee of the trust account will immediately commence liquidating the investments constituting the trust account and will turn over the proceeds to our public stockholders.
Competition
In identifying, evaluating and selecting target businesses, we may encounter intense competition from other entities having a business objective similar to ours. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than us and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are numerous potential target businesses that we could acquire with the net proceeds of this offering, our ability to compete in acquiring certain sizable target businesses will be limited b ‘ our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of target businesses. Further;
· our obligation to seek stockholder approval of a business combination or obtain the necessary financial statements to be included in the proxy materials to be sent to stockholders in connection with a proposed business combination may delay the completion of a transaction;
· our obligation to convert into cash shares of common stock held by our public stockholders in certain instances may reduce the resources available to us for a business combination; and
· our outstanding warrants and the purchase option granted to Ferris, Baker Watts, Inc., and the future dilution they potentially represent, may not be viewed favorably by certain target businesses.
Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination. Our management believes, however, that our status as a public entity and potential access to the United States public equity markets may give us a competitive advantage over privatety-held entities having a similar business objective as ours in acquiring a target business on favorable terms.
If we succeed in effecting a business combination, there will be, in all likelihood, intense competition from competitors of the target businesses. In particular, certain industries that experience rapid growth frequently attract an increasingly larger number of competitors, including competitors with increasingly greater financial, marketing, technical and other resources than the initial competitors in the industry. The degree of competition characterizing the industry of any prospective target business cannot presently be ascertained. We cannot assure you that, subsequent to a business combination, we will have the resources to compete effectively, especially to the extent that the target businesses are in high-growth industries

RIDER 42-1
Amended and Restated Articles of Incorporation
Our amended and restated articles of incorporation set forth certain requirements and restrictions relating to this offering that shall apply to us until the consummation of a business combination. Specifically, our amended and restated articles of incorporation provides, among other things, that:
· prior to the consummation of our initial business combination, we shall submit such business combination to our stockholders for approval;
· we may consummate our initial business combination if: (i) approved by a majority of the shares of common stock voted by the public stockholders, and (ii) public stockholders owning less than 20% of the shares purchased by the public stockholders in this offering exercise their conversion rights;
· if our initial business combination is approved and consummated, public stockholders who voted against the business combination and exercised their conversion rights will receive their pro rata share of the trust account;
· if a business combination is not consummated or a letter of intent, an agreement in principle or a definitive agreement is not signed within the time periods specified in this prospectus, then we will be dissolved and distribute to all of our public stockholders their pro rata share of the trust account; and
· we may not consummate any other merger, capital stock exchange, stock purchase, asset acquisition or similar transaction other than a business combination that meets the conditions specified in this prospectus, including the requirement that our initial business combination be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least 80% of our net assets at the time of such business combination.
Our amended and restated articles of incorporation prohibits the amendment of the above-described provisions. However, the validity of provisions prohibiting amendment of the articles of incorporation under Maryland law has not been settled. A court could conclude that the prohibition on amendment violates the stockholders’ implicit rights to amend the corporate charter. In that case, the above-described provisions would be amendable and any such amendment could reduce or eliminate the protection afforded to our stockholders. However, we view the foregoing provisions as obligations to our stockholders, and we will not take any actions to waive or amend any of these provisions.

The shares issued on May 5, 2005, June 20, 2005 and February 3, 2006 were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as they were sold to sophisticated, wealthy individuals. The shares issued to the individuals and entities above were sold for an aggregate offering price of $25,000 at an average purchase price of approximately $.005 per share. No underwriting discounts or commissions were paid with respect to such sales.
Item 16. Exhibits and Financial Statement Schedules
(a) The following exhibits are filed as part of this Registration Statement:
ExhibitNo, Description
1.1 Form of Underwriting Agreement*
1.2 Form of Selected Dealer Agreement*
3.1 Amended and Restated Articles of Incorporation*
3.2 By-laws*
4.1 Specimen Unit Certificate*
4.2 Specimen Common Stock Certificate*
4.3 Specimen Warrant Certificate*
4.4 Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant*
4.5 Form of Purchase Option to be granted to the Representative* 5.1 Opinion of Seyfarth Shaw LLP
10.1 Amended and Restated Letter Agreement between the Registrant, Ferris, Baker Watts, Inc. and Ram Mukunda*
10.2 Amended and Restated Letter Agreement between the Registrant, Ferris, Baker Watts, Inc. and John Cherin*
10.3 Amended and Restated Letter Agreement between the Registrant, Ferris, Baker Watts, Inc. and Ranga Krishna*
10.4 Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant
10.5 Promissory Note issued by the Registrant to Ram Mukunda*
10.5.1 Extension of Due Date of Promissory Note issued to Ram Mukunda*
10.6 Form of Stock and Unit Escrow Agreement among the Registrant, Ram Mukunda, John Cherin and Continental Stock Transfer & Trust Company*
10.7 Form of Registration Rights Agreement among the Registrant and each of the existing stockholders*
10.8 Form of Unit Purchase Agreement among Ferris, Baker Watts, Inc. and one or more of the Initial Stockholders©!
10.9 Form of Office\Service Agreement between the Registrant and Integrated Global Networks, LLC*
10.10 Amended and Restated Letter Advisory Agreement between the Registrant, Ferris, Baker Watts, Inc. and SG Americas Securities, LLC
10.11 Form of Letter Agreement between Ferris, Baker Watts, Inc. and certain officers and directors of the Registrant*
10.12 Form of Letter Agreement between Ferris, Baker Watts, Inc. and each of the Special Advisors of the Registrant*
10.13 Form of Letter Agreement between the Registrant and certain officers and directors of the Registrant*
10.14 Form of Letter Agreement between the Registrant and each of the Special Advisors of the Registrant*
10.15 Promissory Note issued by the Registrant to Ranga Krishna* 10.15.1 Extension of Due Date of Promissory Note issued to Ranga Krishna*
10.16 Form of Promissory Note to be issued by the Registrant to Ranga Krishna*
23.1 Consent of Goldstein Golub Kessler LLP
23.2 Consent of Seyfarth Shaw LLP (incorporated by reference from Exhibit 5.1)
23.3 Consent of Mega Ace Consultancy*
24 Power of Attorney*
99.1 Code of Ethics
* Previously filed.

EXHIBIT 10.4 INVESTMENT MANAGEMENT TRUST AGREEMENT
This Agreement is made as of___, 2006 by and between India Globalization Capital, Inc. (the “Company”) and Continental Stock Transfer & Trust Company (“Trustee”).
WHEREAS, the Company’s Registration Statement on Form -1, No. 333-124942 (“Registration Statement”), for its initial public offering of securities (“IPO”) has been declared effective as of the date hereof by the Securities and Exchange Commission (“Effective Date”); and
WHEREAS, Ferris, Baker Watts, Incorporated (“FBW”) is acting as the representative of the underwriters in she IPO; and
WHEREAS, as described in the Company’s Registration Statement, $57,210,600 of the gross proceeds of the IPO and the Placement as herein provided as herein provided ($65,615,250 if the underwriters over-allotmement option is exercised in fulI) (the “Base Deposit”) will be delivered to the Trustee to be deposited and held in a trust account for the benefit of the Company, FBW and the holders of the Company’s common stock, par value $.0001 per share, issued in the IPO (the amount to be delivered to she Trustee will be referred to herein as the “Property”; the stockholders for whose benefit the Trustee shall hold the Property will be referred to as the “Public Stockholders,” and the Public Stockholders, FBW and the Company will be referred to together as the “Beneficiaries”) and in the evens the securities offered in the IPO are registered in Colorado, pursuant to Section 11-51-302(6) of the Colorado Revised Statutes (she “CRS”). A copy of Section 11-51-302(6) of the CRS is attached hereto and made a part hereof and
WHEREAS, a portion of the Property consists of $1,769,400 attributable to the underwriters* non-accountable expenses allowance which FBW, on behalf of the underwriters, has agreed to deposit in the Trust Account (defined below); and
WHEREAS, the Company has agreed to issue securities in a private placement (the “Placement”); and
WHEREAS, the Company and the Trustee desire to enter into this Agreement to set forth the terms and conditions pursuant to which the Trustee shall hold the Property
IT IS AGREED:
1. AGREEMENTS AND COVENANTS OF TRUSTEE. The Trustee hereby agrees and covenants to;
(a) Hold the Property in trust for the Beneficiaries in accordance with the terms of this Agreement, including, without limitation, the terms of Section 11-51 -302(6) of the CRS, in a segregated trust account (“Trust Account”) established by the Trustee at a branch of JP Morgan Chase selected by the Trustee and at one of the following institutions selected by the Company: Morgan Stanley, Merrill Lynch, Suntrust Bank and United Bank, int. selected by the Trustee;
(b) Manage, supervise and administer the Trust Account subject to the terms and conditions set forth herein;
(c) In a timely manner, upon the instruction of the Company, to invest and reinvest the Property in any “Government Security.” As used herein, Government Security means any Treasury Bill issued by the United States, having a maturity of one hundred and eighty days or less;
(d) Collect and receive, when due, all principal and income arising from the Property, which shall become part of the “Property,” as such term is used herein;

(e) Notify the Company and FBW of all communications received by it with respect to any Property requiring action by the Company;
(f) Supply any necessary information or documents as may be requested by the Company in connection with the Company’s preparation of the tax returns for the Trust Account;
(g) Participate in any plan or proceeding for protecting or enforcing any right or interest arising from the Property if, as and when instructed by she written instructions of the Company to do so;
(h) Render to the Company and to FEW, and to such other person as the Company may instruct, monthly written statements of the activities of and amounts in the Trust Account reflecting all receipts and disbursements of the Trust Account;
(i) As of the date of the consummation of a business combination (“Business Combination”), commence liquidation of the Trust Account upon receipt of the Officers’ Certificate signed by the Chief Executive Officer and Chief Financial Officer and in accordance with the terms of a letter (“Termination Letter”), in a form substantially similar to that attached hereto as Exhibit A signed on behalf of the Company by its President, Chief Financial Officer or Chairman of the Board and Secretary or Assistant Secretary. The Trustee shall complete the liquidation of the Trust Account and distribute the Property in the Trust Account to the Beneficiaries as directed in the Termination Letter and the other documents referred to therein, The Trustee understands and agrees that disbursements from the Trust Account shall be made only pursuant to a duly executed Termination Letter, together with the other documents referenced herein, including, without limitation, an independently certified oath and report of inspector of election in respect of the shareholder vote in favor of the 8 Business Combination. In alI cases, the Trustee shall provide FBW with a copy of any Termination Letters, Officers’ Certificates and/or any other correspondence that it receives with respect to any proposed withdrawal from the Trust Account promptly after it receives same.
(j) As of the date 18 months from the date of this Agreement (the “LOI Termination Date”) (or 24 months from the date hereof in the event the Company has executed the Letter of Intent (defined below) prior to the L01 Termination Date but failed to consummate a Business Combination (“Second Termination Date”)), commence liquidation of the Trust Account. The Trustee, upon consultation with the Company and FEW, shall deliver a notice to Public Stockholders of record as of the LOI Termination Date or Second Termination Date, whichever the case may be, by U.S. mail or via the Depository Trust Company (“DTC”), within five days of the LOI Termination Date or Second Termination Date, to notify the Public Stockholders of such event and take such other actions as it may deem necessary to inform the Beneficiaries, The Trustee shall deliver to each Public Stockholder its ratable share of the Property against satisfactory evidence of delivery of the stock certificates by the Public Stockholders to the Company through DTC, its Deposit Withdraw Agent Commission (DWAC) system or as otherwise presented to the Trustee. Notwithstanding the foregoing, if the Trustee receives a bonafide, executed letter of intent or engagement letter (the “Letter of Intent”) for a Business Combination prior to the LOI Termination Date accompanied by an Officers’ Certificate as described in Section 2(e) hereof, then the Trustee shall forego or suspend any liquidation of the Trust Account until the earlier of a Business Combination or the Second Termination Date.
2. LIMITED DISTRIBUTIONS OF INCOME ON PROPERTY.
(a) Upon receipt by the Trustee of an Officer’s Certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company certifying as true, accurate and complete a copy of any tax return required to be filed on behalf of the Trust Account in respect of income earned on the Property held (herein, the Trustee shall deliver to the Company for submission to the appropriate taxing authority a check made payable to the order of such taxing authority in the amount required to pay such taxes; provided, however, that in no event shall the aggregate amount of all checks issued to taxing authorities pursuant to this Section 2(a) exceed the income in respect of which such taxes are due and owing.
(b) Upon written request from the Company, which may be given not more than once in any calendar month, the Trustee shall distribute to the Company an amount equal to she income earned on the Base Deposit, net of taxes payable through the last day of the month immediately preceding the date of receipt of the Company’s request; provided, however, that the maximum amount of distributions, net of taxes, that the Company may request and the Trustee shall distribute pursuant to this Section 2(b) shall be $1,855,000 or $2,150,000 of the over allotment is exercised by the underwriter.
(c) Except as provided in Sections 2(a) and 2(b) above, no other distributions from the Trust Account shall be permitted except in accordance with Sections l(i) and l(j) hereof.
3. AGREEMENTS AND COVENANTS OF THE COMPANY.
(a) The Company hereby agrees and covenants to provide all instructions to the Trustee hereunder in writing, signed by the Company’s President or Chairman of the Board and Chief Financial Officer. In addition, except with respect to its duties under section 1(i) and (j) above, the Trustee shall be entitled to rely on, and shall be protected in relying on, any verbal or telephonic advice or instruction which it in good faith believes to be given by any one of the persons authorized above to give written instructions, provided that the Company and/or FBW, whichever has the authority to issue the instructions, shall promptly confirm such instructions in writing;
(b) The Company hereby agrees and covenants to hold the Trustee harmless and indemnify the Trustee from and against, any and all expenses, including reasonable counsel fees and disbursements, or loss suffered by the Trustee in connection with any action, suit or other proceeding brought against the Trustee involving any claim, or in connection with any claim or demand which in any way arises out of or relates to this Agreement, the services of the Trustee hereunder, or the Property or any income earned from investment of the Property, except for expenses and losses resulting from the Trustee’s gross negligence or willful misconduct. Promptly after the receipt by the Trustee of notice of demand or claim or the commencement of any action, suit or proceeding, pursuant to which the Trustee intends to seek indemnification under this paragraph, it shall notify the Company in writing of such claim (hereinafter referred to as the “Indemnified Claim”). The Trustee shall have the right to conduct and manage the defense against such Indemnified Claim, provided, (hat the Trustee shall obtain the consent of the Company with respect to the selection of counsel, which consent

EXHIBIT 10.8
UNIT PLACEMENT AGREEMENT
UNIT PLACEMENT AGREEMENT (this “Agreement”) made as of this___day of February, 2006 among India Globalization Capita], Inc., a Maryland corporation (the “Company”), Ferris, Baker Watts Incorporated (“FEW”) and the undersigned (the “Purchasers”).
WHEREAS, the Company has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-l, as amended (File No. 333-124942) (the “Registration Statement”), in connection with the Company’s initial public offering (the “IPO”) of up to 9,830,000 units, each unit (“Unit”) consisting of one share of the Company’s common stock, $,0001 par value (the “Common Stock”), and (ii) two warrants (the “Warrants”), each Warrant to purchase one share of Common Stock; and
WHEREAS, the Company desires to sell in a private placement to the Purchasers (the “Placement”) an aggregate of 170,000 units (the “Placement Units”) substantially identical to the Units being issued in the IPO pursuant to the terms and conditions hereof and as set forth in the Registration Statement, except that the Placement Units, Common Stock and Warrants to be issued in the Placement shall not be registered under the Securities Act of 1933, as amended (the “Securities Act”);
WHEREAS, each Purchaser desires to acquire the number of Placement Units set forth opposite his name on Schedule A hereto;
WHEREAS, the Warrants included in the Placement Units shall be governed by the Warrant Agreement filed as an exhibit to the Registration Statement; and
WHEREAS, the Purchasers are entitled to registration rights with respect to the Common Stock and the Warrants comprising the Placement Units and the Common Stock underlying such Warrants (collectively, the “Registrable Securities”) on the terms set forth in this Agreement; and
WHEREAS, FEW is acting as placement agent for the Placement.
NOW, THEREFORE, for and in consideration of she promises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows;
1. Purchase of Units. The Purchasers hereby agree directly or through nominees, to purchase an aggregate of 170,000 Placement Units at a purchase price of $6.00 per Placement Unit, or an aggregate of $1,020,000 (the “Purchase Price”). Such purchases shall be in the names and amounts set forth on Schedule A hereto.
2, Closing. The closing of the purchase and sale of the Placement Units (the “Closing”) will take place at such time and place as the parties may agree (the “Closing Date”), but in no event later than the dale on which the SEC declares the Registration Statement effective (the “Effective Dale”). On the Effective Date, the Purchasers shall pay the Purchase Price by

EXHIBIT 10.10 February 14,2006
Mr, Ram Mukunda India Globalization Capital, Inc. 4336 Montgomery Ave. Bethesda, MD 20814
Dear Ram,
This letter will confirm and set forth the terms and conditions of engagement of Ferris, Baker Watts, Incorporated (“FEW”) and SG Americas Securities, LLC (“SG”) (collectively, the “Advisors”), by India Globalization Capital, Inc. (the “Company”) as Its financial advisors in connection with the proposed purchase by She Company of the stock or assets of a target company or companies (the “Target”), by way of merger, purchase of, or exchange for all or a portion of the stock of the Target, or otherwise (the “Business Combination”). The Advisors’ services in connection with the Business Combination are hereinafter referred to as the “Engagement”. The decision to complete the Business Combination shall be at the sole discretion of the Company,
The Advisors shall perform financial advisory services for the Company, including, without limitation and for purpose of illustration, assisting the Company in determining an appropriate acquisition strategy and tactics, evaluating the consideration that may be offered to the Target and assisting the Company in the negotiation of the financial terms and conditions of the Business Combination, Such services shall also include conducting due diligence of the target of a prospective Business Combination. 5n performing their services hereunder, the Advisors may rely entirely, without independent investigation, on publicly available information and such other information as may be furnished to the Advisors by the Company or the Target.
In the event that the Company proposes to enter into a Business Combination with a Target that is affiliated with one of the Advisors or their respective affiliates, the Company may obtain an opinion as to the fair market value of the target from an investment banking firm which is a member of the NASD and which is unaffiliated with, and independent from, the advisors. Such firm shall bs reasonably acceptable to the Advisors. The cost of obtaining such opinion shall be deducted from the initial payment of any Business Combination Fee by the Company to FEW and shall be allocated between FBW and SG in accordance with their agreed-upon allocation.
The Company agrees to furnish to the Advisors all information concerning the Company and the proposed Business Combination which the Advisors and you reasonably deem appropriate, and to use its best efforts to cause the Target to furnish to the Advisors all information concerning the Target and to provide to the Advisors reasonable access to the Company’s officers, directors, employees, accountants, and counsel. Except as otherwise agreed to by the Company, or required by law, all information which is not publicly available will be kept confidential by the Advisors. The Company hereby represents and warrants, to the best of its knowledge, that all information furnished to the Advisors by the Company concerning the Company (excluding forward-looking information, which will be prepared using such reasonable assumptions as the Company considers appropriate) shall be complete and correct in all material respects when furnished and shall not contain any untrue statements of a material fact. In rendering its services hereunder, the Advisors will be using and relying primarily on publicly available information or other information furnished by the Company and has not and does not assume any responsibility for independent verification of such information or any independent appraisal or valuation of assets. Further, in evaluating other companies, the Advisors will be using information contained in public reports and information supplied by the Company, and have not and do not assume any responsibility for independent verification of such information or independent appraisal or valuation of assets.

To enable the Advisors to render these services in a professional manner, the Company agrees thai the Advisors shall have no responsibility to the Company, the Board of Directors, the Target or any other parties for the accuracy,